# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Commercial Vehicle Group, Inc., CIK 0001290900
CUSIP: 202608105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 7800 WALTON PARKWAY, NEW ALBANY, Ohio (OH), 43054
Date of event which requires filing of this statement: 09/15/2025
Amends the filing with accession number 0000921895-25-001911
Filed by CIK 0001998785
Persons authorized to receive notices and communications: ARI B. LEVY, LAKEVIEW OPPORTUNITY FUND, LLC, 444 W. Lake Street, Suite 1900, Chicago, Illinois (IL), 60606, 312-245-2910; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Lakeview Opportunity Fund LLC (CIK 0001998785): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,126,911; sole dispositive power 0; shared dispositive power 3,126,911; aggregate amount beneficially owned 3,126,911 (8.5% of the class)
- Lakeview Opportunity Fund GP, LLC (CIK 0002076954): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,126,911; sole dispositive power 0; shared dispositive power 3,126,911; aggregate amount beneficially owned 3,126,911 (8.5% of the class)
- LIG Fund Management, LLC (CIK 0002077011): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,126,911; sole dispositive power 0; shared dispositive power 3,126,911; aggregate amount beneficially owned 3,126,911 (8.5% of the class)
- Ari B. Levy (CIK 0001586916): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,126,911; sole dispositive power 0; shared dispositive power 3,126,911; aggregate amount beneficially owned 3,126,911 (8.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Commercial Vehicle Group, Inc.
Address of issuer's principal executive offices: 7800 WALTON PARKWAY, NEW ALBANY, Ohio (OH), 43054
Comment: The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Lakeview LLC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,126,911 Shares beneficially owned by Lakeview LLC is approximately $4,341,894, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

The Reporting Persons have communicated with the Issuer's management team and Board of Directors (the "Board") and expect to continue to communicate with the Issuer's management team and Board, regarding their views on the Issuer and opportunities for value creation, including through a review process that explores strategic alternatives, including a sale of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The percentages used in this Schedule 13D are based upon 36,983,950 Shares outstanding, as of August 6, 2025, as reported in the Issuer's Prospectus on Form 424B5 filed with the Securities and Exchange Commission on August 21, 2025.

As of the date hereof, Lakeview LLC beneficially owns directly 3,126,911 Shares, representing approximately 8.5% of the outstanding Shares.

Lakeview GP, as the managing member of Lakeview LLC, may be deemed to beneficially own the 3,126,911 Shares owned directly by Lakeview LLC, representing approximately 8.5% of the outstanding Shares. Lakeview Management, as the investment manager of Lakeview LLC, may be deemed to beneficially own the 3,126,911 Shares owned directly by Lakeview LLC, representing approximately 8.5% of the outstanding Shares. Mr. Levy, as the manager of Lakeview GP and Lakeview Management, may be deemed to beneficially own the 3,126,911 Shares owned directly by Lakeview LLC, representing approximately 8.5% of the outstanding Shares.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Each of Lakeview LLC, Lakeview GP, Lakeview Management, and Mr. Levy may be deemed to share the power to vote and dispose of the Shares owned by Lakeview LLC.

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition of the Shares.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Information concerning transactions in the securities of the Issuer effected by the Reporting Persons during the past sixty days is set forth in Exhibit 1 attached hereto and incorporated herein by reference. Unless otherwise noted, all of the transactions in the securities of the Issuer listed therein were effected in the open market through various brokerage entities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities.

## Signatures
- Lakeview Opportunity Fund LLC: /s/ Ari B. Levy, Ari B. Levy, Manager of Lakeview Opportunity Fund GP, LLC, its Managing Member (09/15/2025)
- Lakeview Opportunity Fund GP, LLC: /s/ Ari B. Levy, Ari B. Levy, Manager (09/15/2025)
- LIG Fund Management, LLC: /s/ Ari B. Levy, Ari B. Levy, Manager (09/15/2025)
- Ari B. Levy: /s/ Ari B. Levy, Ari B. Levy (09/15/2025)